FORM SUPPL

Filed Pursuant to
General InstructionII.L.of
Form F-10; File No.333-13492

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated May 22, 2001 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated May 22, 2001

New Issue September 16, 2002

02057288

TELUS®

PROCESSED SEP 18 2002 THOMSON FINANCIAL

RECD S.E.C. SEP 17 2002 1086

TELUS Corporation

$337,362,500

34,250,000 Non-Voting Shares

TELUS Corporation ("TELUS" or the "Company") is offering (the "Offering") 34,250,000 non-voting shares (the "Offered Shares") at a price of $9.85 per Offered Share (the "Offering Price"). The Offering Price has been determined by negotiation between TELUS and the Underwriters (as defined herein). The non-voting shares of TELUS *(the "Non-Voting Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "T.A" and on the New York Stock Exchange (the "NYSE") under the* symbol "TU". On September 12, 2002, the closing price of the Non-Voting Shares on the TSX was $10.15 and on the NYSE was US$6.43. The TSX has conditionally approved the listing of the Offered Shares. Such listing is subject to TELUS fulfilling all the requirements of the TSX on or before December 13, 2002. The Company has also applied to list the Offered Shares on the NYSE. Listing will be subject to the Company fulfilling all of the listing requirements of the NYSE.

The Offered Shares will be qualified investments for certain tax-deferred plans under the *Income Tax Act* (Canada) and would not be precluded as investments under certain other statutes. See "Eligibility for Investment".

An investment in the Offered Shares bears certain risks. See "Risk Factors".

This offering is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that the acquisition of the Non-Voting Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

The securities offered pursuant to this prospectus supplement have not been approved or disapproved by the United States Securities and Exchange Commission or any United States state securities commission nor has the United States Securities and Exchange Commission or any United States state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which this supplement relates. Any representation to the contrary is a criminal offense.

PRICE: $9.85 PER NON-VOTING SHARE

	Price to Public(1)	Underwriters' Fee(2)	Net Proceeds to the Company(3)
Per Offered Share	$ 9.85	$ 0.394	$ 9.456
Total	$337,362,500	$13,494,500	$323,868,000

(1) The price to the public is payable to the Underwriters in Canadian dollars and proceeds to TELUS will be payable by the Underwriters in Canadian dollars.

(2) TELUS has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended. See "Plan of Distribution".

(3) Before deducting expenses of this Offering estimated at $1,000,000 which, together with the Underwriters' fee, will be paid from the general funds of the Company.

TD Securities Inc. ("TDSI"), BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., J.P. Morgan Securities Canada Inc., National Bank Financial Inc., Canaccord Capital Corporation and Raymond James Ltd. (collectively, the "Underwriters"), as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued and sold by TELUS and delivered to and accepted by the Underwriters in accordance with the conditions of the underwriting agreement described under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of TELUS by Blake, Cassels & Graydon LLP of Toronto, Ontario and by Skadden, Arps, Slate, Meagher & Flom LLP of New York, New York and on behalf of the Underwriters by Davies Ward Phillips & Vineberg LLP of Toronto, Ontario and New York, New York. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing Offered Shares will be available for delivery at the closing of this Offering which is expected to take place on or about September 19, 2002, or such later date as may be agreed upon, but in any event not later than September 30, 2002 (the "Closing Date").

Each of TDSI, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., J.P. Morgan Securities Canada Inc. and National Bank Financial Inc. is an affiliate of a bank which is a lender to the Company under the Credit Facility (as defined herein). Consequently, the Company may be considered to be a connected issuer of each such Underwriter for purposes of the securities regulation of certain Canadian provinces. See "Use of Proceeds" and "Plan of Distribution".

The short form base shelf prospectus as supplemented by this prospectus supplement incorporates by reference the audited consolidated financial statements of TELUS as at and for the years ended December 31, 2001 and 2000 (the "2001 Annual Audited Financial Statements"), together with the report of the auditors thereon and the notes thereto. The report of the auditors contained in the 2001 Annual Audited Financial Statements is signed by Arthur Andersen LLP ("Andersen"). Andersen has advised TELUS that it is no longer engaged in the practice of public accounting in Canada. Accordingly, TELUS is unable to obtain the consent of Andersen with respect to the incorporation by reference in this prospectus supplement of the auditors' report of Andersen relating to the 2001 Annual Audited Financial Statements.

Generally, in accordance with applicable securities legislation, holders of securities may only exercise a statutory right of action against a person or company that has prepared a report, opinion or statement that is included or incorporated by reference in a prospectus or a prospectus supplement if that person or company has filed a consent in respect of such report, opinion or statement and such right of action may only be exercised in respect of the report, opinion or statement that has been made by such person or company. The absence of a consent from Andersen to the inclusion in this prospectus supplement of their auditors' report may limit the statutory right of action of purchasers of the Non-Voting Shares offered hereby against Andersen. Similarly, purchasers of the Non-Voting Shares will not be able to recover against Andersen under Section 11 of the United States *Securities Act of 1933*, as amended, for any untrue statements of a material fact contained in the 2001 Annual Audited Financial Statements or any omissions to state a material fact required to be stated therein. Therefore, purchasers of the Non-Voting Shares may have no effective remedy against Andersen in connection with a material misstatement or omission in these financial statements, particularly in the event that Andersen ceases to exist or becomes insolvent as a result of the conviction or other proceedings. See "Documents Incorporated by Reference".

TABLE OF CONTENTS

CURRENCY

Unless otherwise indicated, all references to "$" or "dollar" in this prospectus supplement refer to the Canadian dollar and "US$" and "US dollar" refer to the United States dollar. For information purposes, the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on September 13, 2002 was US$1.00 = 0.6306.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of TELUS dated May 22, 2001 (the "short form base shelf prospectus") solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into the short form base shelf prospectus and reference should be made to the short form base shelf prospectus for full particulars thereof.

The short form base shelf prospectus as supplemented by this prospectus supplement incorporates by reference the 2001 Annual Audited Financial Statements, together with the report of the auditors thereon and the notes thereto. The report of the auditors contained in the 2001 Annual Audited Financial Statements is signed by Andersen. Andersen has advised TELUS that it is no longer engaged in the practice of public accounting in Canada. Accordingly, TELUS is unable to obtain the consent of Andersen with respect to the incorporation by reference in this prospectus supplement of the auditors' report of Andersen relating to the 2001 Annual Audited Financial Statements. Generally, in accordance with applicable securities legislation, holders of securities may only exercise a statutory right of action against a person or company that has prepared a report, opinion or statement that is included in a prospectus if that person or company has filed a consent in respect of such report, opinion or statement and such right of action may only be exercised in respect of the report, opinion or statement that has been made by such person or company. The absence of a consent from Andersen to the inclusion in this prospectus supplement of their auditors' report may limit the statutory right of action of purchasers of the Non-Voting Shares offered hereby against Andersen. In addition, Andersen may not have sufficient assets available to satisfy any judgment against it.

The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into and form an integral part of the short form base shelf prospectus, as supplemented by this prospectus supplement:

(a) the Annual Information Form of the Company dated May 6, 2002 (the ''Annual Information Form'');

(b) Management's Discussion and Analysis of financial results for the year ended December 31, 2001 found at pages 38 to 54 of the TELUS 2001 Annual Report;

(c) the 2001 Annual Audited Financial Statements, together with the report of the auditors thereon and the notes thereto;

(d) the Information Circular dated as of March 15, 2002, prepared in connection with the Company's annual and general meeting held on May 1, 2002, except the sections entitled ''Corporate Governance'', ''Composition of the Compensation Committee'', ''Report on Executive Compensation'', ''Performance Graph'' and ''Appendix A'';

(e) the interim unaudited consolidated financial statements as at and for the three and six month periods ended June 30, 2002 (the ''Interim Statements''); and

(f) Management's Discussion and Analysis of financial results for the period ended June 30, 2002 (the ''Interim MD&A'').

Any statement contained in the short form base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the short form base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the short form prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in the short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of this prospectus supplement, together with the short form base shelf prospectus and documents incorporated by reference therein, may be obtained on request without charge from the Vice President and Corporate Secretary of TELUS at 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 (telephone 604.432.4212). For the purpose of the Province of Québec, the short form base shelf prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President and Corporate Secretary of TELUS at the above-mentioned address and telephone number. Copies of these documents are available on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, at *www.sedar.com.*

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, TELUS is subject to the information requirements of the United States *Securities Exchange Act of 1934*, as amended, and in accordance therewith files reports and other information with the United States Securities and Exchange Commission (the ''SEC''). Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by TELUS in accordance with such requirements, can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, Room 1024 and at the regional office of the SEC at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from

the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549. Certain securities of TELUS are listed on the NYSE, and reports and other information concerning TELUS can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York, 10005.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the short form base shelf prospectus, together with the documents incorporated by reference in the short form base shelf prospectus, contain statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. In addition to the factors discussed herein, in the short form base shelf prospectus and in the documents incorporated by reference in the short form base shelf prospectus, among the other factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings; successful implementation of operational efficiency programs; successful integration of acquisitions; capital and operating expense savings; the impact of credit rating changes; renewal of credit facilities; the operation of the new accounts receivable securitization program; adverse regulatory action; collective labour agreement negotiations; technological advances; the effect of health and safety concerns and other risk factors described and listed from time to time in TELUS' reports, TELUS' comprehensive public disclosure documents and in other filings with securities regulatory authorities in Canada and the United States. TELUS disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

TELUS CORPORATION

TELUS was incorporated under the *Company Act* (British Columbia) on October 26, 1998 under the name BCT.TELUS Communications Inc. (''BCT''). On January 31, 1999, pursuant to a court-approved plan of arrangement under the *Canada Business Corporations Act* among BCT, BC TELECOM Inc. (''BC TELECOM'') and TELUS Corporation (''TC''), BCT acquired all of the shares of each of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation. TELUS maintains its registered office at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

TELUS is a leading Canadian telecommunications provider whose subsidiaries provide a full range of communication products and services. TELUS provides its communications services through two business segments: TELUS Communications and TELUS Mobility, operated through TELE-MOBILE COMPANY, an Ontario partnership. TELUS Communications provides comprehensive local and long distance wireline services, data, Internet Protocol (''IP'') and managed services, and telecommunications equipment sales nationally. TELUS Mobility is a national facilities based wireless provider with approximately 2.8 million subscribers. The business of TELUS Mobility includes the provision of digital Personal Communications Services (''PCS''), Enhanced Specialized Mobile Radio (''ESMR'') services, wireless Internet and analogue cellular services. TELUS Communications and TELUS Mobility work through inter-entity agreements to provide wireline and wireless combinations of data, IP, and voice services for their customers. The business units within the TELUS Communications segment are:

- Consumer Solutions which provides complete high-speed Internet, voice and entertainment services to households and individuals in British Columbia and Alberta;
- Business Solutions which delivers innovative wireline, data, IP, and voice solutions to small and medium-sized national businesses and entrepreneurs;
- Client Solutions which brings customized wireline, voice, data/IP, Information Technology (''IT'') and e.business solutions to large multinational corporate and public sector customers;

- TELUS Québec which focuses resources on the unique needs of the Québec marketplace by offering targeted businesses and consumers comprehensive and integrated wireline telecom solutions, including data, Internet and voice; and
- Global Trading & Partner Solutions which targets the wireline needs of wholesale clients, including telecommunications carriers, resellers, Internet service providers, wireless communications companies, competitive local access providers and cable TV operators.

These TELUS Communications business units receive essential support from the business capabilities units comprised of Business Transformation, Enterprise Marketing, Human Resources, Technology and Operations and TELUS Ventures, as well as, from the business enabling units comprised of Corporate Development and Finance. TELUS Mobility receives essential support for marketing, engineering, information technology, client operations, finance, human resources and corporate development from departments within TELUS Mobility in order to support the delivery of wireless services to its customer base.

The following chart sets out each subsidiary of TELUS, the total assets of which constitute more than 10% of the consolidated assets of TELUS as at December 31, 2001 or the sales and operating revenues of which exceed 10% of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2001 and certain other subsidiaries of TELUS. TELUS Communications Inc. (''TCI'') and TELE-MOBILE COMPANY are the only subsidiaries which had sales and operating revenues for the year ended December 31, 2001 in excess of 10% of the consolidated sales and operating revenues of TELUS for that year. The voting shares of TCI are wholly-owned indirectly by TELUS and each of the other subsidiaries is wholly-owned.


TELUS CORPORATION
(Company Act (British Columbia))
Clearnet Inc.(1)
(CBCA)
TELUS Québec Inc.
(Companies Act (Québec))
3817873 Canada Inc.
(CBCA)
TELUS Communications Inc.
(CBCA)
TELUS Communications (Québec) Inc.
(Companies Act (Québec))
TELE-MOBILE COMPANY
(Ontario Partnership)

(1) TELUS owns 100% of Clearnet Inc. through a wholly-owned subsidiary, 612459 B.C. Ltd.

RECENT DEVELOPMENTS

Note Repurchase

Commencing on August 5, 2002, the Company has repurchased (through TDSI, as agent) approximately $210 million aggregate principal amount of its 7.5% notes due June 2007 and its 8.0% notes due 2011. The Company financed these purchases with its general funds together with borrowings under its Credit Facility. The Company intends to reduce such borrowings with the proceeds of this Offering. The Company has also entered into arrangements to repurchase an additional approximately $190 million principal amount of Canadian dollar and US dollar denominated notes (assuming a US dollar exchange rate of 0.6306) in open market transactions through TDSI, as agent, and in negotiated transactions, including the negotiated purchase of $49 million principal amount of TCI 6.4% medium term notes due 2003. The total cash outlay to the Company to repurchase the total of approximately $400 million principal amount of the notes is approximately $308 million, including commissions and net of cross currency swap unwind proceeds. See ''Use of Proceeds''. The Company and its subsidiaries may repurchase additional indebtedness in the future at prices and on terms acceptable to them.

Securitization of Receivables

On July 26, 2002, TCI, a subsidiary of TELUS, signed an agreement with a securitization trust which is arm's-length to TELUS under which TCI is able to sell an interest in certain of its receivables (the ''2002 Securitization''). The maximum value of the interest sold under this securitization program is limited to $650 million. TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service Limited (''DBRS''), or the purchaser may require the sale program to be wound down. The current rating for TCI by DBRS is BBB with Negative trend. Sale proceeds in respect of the 2002 Securitization of $285 million were received on July 31, 2002 and it is expected that the 2002 Securitization will be increased by approximately $215 million to total approximately $500 million by year-end 2002. The pool of receivables subject to this transaction is separate and distinct from those receivables sold to a different securitization trust (the ''1997 Securitization''), pursuant to an agreement dated November 20, 1997. TCI delivered a notice of termination for the 1997 Securitization effective August 7, 2002 and thereafter commenced the collection and remittance of the accounts receivable that had been sold.

USE OF PROCEEDS

The net proceeds to be received by the Company from this Offering are estimated to be approximately $322,868,000 after deducting Underwriters' fees and expenses of this Offering. Such net proceeds will be used by TELUS to repurchase and repay debt, including amounts borrowed under the Credit Facility to repurchase notes of TELUS and notes and debentures of TCI and, to the extent that the net proceeds are not used for the foregoing, for general corporate purposes. See ''Recent Developments — Note Repurchase''.

Each of TDSI, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., J.P. Morgan Securities Canada Inc. and National Bank Financial Inc. is an affiliate of a bank which is a lender to the Company under a syndicated credit facility (the ''Credit Facility'') and a party to cross-currency swaps with an aggregate notional principal amount of approximately $4 billion. The Credit Facility consists of: (i) a $1.5 billion (or the US dollar equivalent) revolving credit facility expiring on May 30, 2004 (as at September 13, 2002, $925 million was drawn under the revolving credit facility along with $47 million in outstanding undrawn letters of credit); and (ii) an undrawn $800 million (or the US dollar equivalent) 364-day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 28, 2003 for one year on a non-revolving basis. The Company is a party to other bank facilities with certain of these lenders with an aggregate commitment of approximately $74 million. Consequently, the Company may be considered to be a connected issuer of each such Underwriter for purposes of the securities regulation of certain Canadian provinces. The Company is and has been in compliance with the terms of the Credit Facility.

CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of TELUS as at June 30, 2002 on an actual basis and as at June 30, 2002, as adjusted to give effect to this Offering and the note repurchase discussed under ''Recent Developments''. This table should be read in conjunction with the 2001 Annual Audited Financial Statements incorporated by reference into the short form base shelf prospectus as supplemented by this prospectus supplement, specifically Notes 14 and 16 to such statements, and the Interim Statements also incorporated by reference therein.

	As at June 30, 2002	
	Actual	As Adjusted
	($ in millions)	
Current portion of long-term debt and capital leases:		
TCI Medium Term Notes	$ 220.0	$ 171.0
Other	54.7	54.7
	274.7	225.7
Long-term debt and capital lease obligations:		
7.5% Canadian dollar Notes due 2006[1]	1,590.3	1,568.4
7.5% US dollar Notes due 2007[1][2]	1,949.8	1,740.3
8.0% US dollar Notes due 2011[1][2]	2,997.7	2,880.2
Credit Facility due May 2004	1,069.0	1,069.0
TCI 12% Debentures due 2010	50.0	50.0
TCI 11.9% Debentures due 2015	125.0	125.0
TCI 10.65% Debentures due 2021	175.0	175.0
TCI 9.65% Debentures due 2022	249.0	249.0
TCI 9.5% Debentures due 2004	200.0	200.0
TCI 8.8% Debentures due 2025	200.0	200.0
TELUS Communications (Québec) Inc. First Mortgage Bonds	30.0	30.0
TELUS Communications (Québec) Inc. Medium Term Notes	70.0	70.0
Clearnet Inc. Senior Discount Notes	1.5	1.5
Capital leases and other long-term debt	8.7	8.7
Total long-term debt[3]	8,716.0	8,367.1
Shareholders' equity[3]:		
Common Shares	2,241.2	2,241.2
Non-Voting Shares	2,903.5	3,232.2
Options and warrants	56.6	56.6
Retained earnings	980.4	1,043.3
Contributed surplus and other	7.7	7.7
Convertible debentures	149.6	149.6
TCI preference and preferred shares	69.7	69.7
Total shareholders' equity	6,408.7	6,800.3
Total capitalization	$15,399.4	$15,393.1

(1) The Company has repurchased and entered into arrangements to repurchase an aggregate of approximately $400 million principal amount of its notes and TCI medium term notes. The Company estimates that a pre-tax gain of approximately $78 million (approximately $63 million after-tax) will be realized on the repurchase of these notes.

(2) The dollar amount assumes a conversion of US dollar proceeds to dollars based on the Noon Buying Rate on September 13, 2002 of US$0.6306 = $1.00.

(3) The capitalization table is presented based on amounts calculated in accordance with Canadian generally accepted accounting principles. At June 30, 2002, total shareholders' equity and long-term debt as determined under United States generally accepted accounting principles would be $8,279.8 million and $8,540.5 million, respectively. See Note 23 to the 2001 Annual Audited Financial Statements and Note 20 to the Interim Statements.

RISK FACTORS

An investment in the Non-Voting Shares offered hereby involves certain risks. Accordingly, prospective purchasers should consider carefully the risks described below and under ''Risk Factors'' in the short form base shelf prospectus and under ''Risks and Uncertainties'' in the Annual Information Form incorporated by reference therein.

Reduction in Capital Expenditures

TELUS disclosed in its Interim MD&A that it intends to reduce capital expenditures approximately $1.8 billion in 2002 and approximately $1.5 billion in 2003. There can be no assurance that TELUS will limit capital expenditures to these levels, nor can there be any assurance that revenues and quality of service will be unaffected by these planned reductions.

Operational Efficiency Program

TELUS has commenced an operational efficiency program aimed at improving efficiency and competitiveness and currently expects to incur operating expenditures of $400 to $500 million in connection with this program with expected savings of between $225 and $300 million in fiscal 2003 and between $400 and $500 million annually thereafter. There can be no assurance that the cost of the program will be limited to these amounts, that expected savings will be realized, and that revenues and quality of service will not be materially affected as a result of the program.

Credit Ratings

The credit ratings of TELUS and TCI issued by each of the credit rating agencies that rate these companies have a negative trend or outlook. Pursuant to the terms of the 2002 Securitization, TCI is required to maintain at least a BBB(low) credit rating by DBRS. The current rating for TCI by DBRS is BBB. Should the DBRS rating of TCI fall below the BBB(low) level, the trust to which the receivables have been sold has the option to cause the program to be wound down which would significantly reduce the Company's liquidity. See ''Recent Developments — Securitization of Receivables''. There can be no assurance that one or more of the credit rating agencies will not reduce their ratings of TELUS and/or TCI in the future which may negatively affect the Company's access to capital markets and the cost of debt.

Financing and Debt Requirements

TELUS may finance its future capital requirements with internally generated sources as well as, from time to time, with borrowings under the unutilized portion of its Credit Facility. Continued availability of the $800 million 364-day portion of the Credit Facility on a revolving basis is dependent on renewal of this portion of the facility on or prior to its maturity on May 28, 2003 on terms acceptable to the Company. TELUS has not borrowed under and does not currently intend to borrow under the 364-day portion of the Credit Facility. There can be no assurance that the 364-day portion of the Credit Facility will be renewed on terms acceptable to the Company. Failing such renewal, TELUS has the option to draw on the 364-day portion of the Credit Facility and any such drawn amount outstanding on May 28, 2003 will be available only for one year on a non-revolving basis.

The $1.5 billion 3-year revolving term portion of the Credit Facility matures in May 2004. There can be no assurance that the Credit Facility will be renewed on terms and in an amount acceptable to the Company. In the absence of such renewal, the available liquidity of the Company may be negatively affected.

SHARE CAPITAL

The Company is authorized to issue up to 1,000,000,000 shares of each class of first preferred shares, second preferred shares, Non-Voting Shares and common shares (the ''Common Shares''). Certain of the rights and attributes of these shares are described in the short form base shelf prospectus. As at the date hereof, there are 123,310,031 Non-Voting Shares issued and outstanding.

As at September 13, 2002, Verizon Communications Inc. (''Verizon''), through an indirect controlled subsidiary, owned 20.1% of the issued and outstanding Non-Voting Shares and owned 26.1% of the issued and outstanding

Common Shares. Verizon has a right, pursuant to an agreement between certain Verizon affiliates and the Company, to acquire sufficient shares of the Company to maintain its *pro rata* share in the Company in the event of any offering of Non-Voting Shares or Common Shares. Verizon has informed the Company that it will not exercise this right in the context of this Offering. Consequently, upon completion of this Offering, Verizon will own 15.8% of the issued and outstanding Non-Voting Shares and 21.4% of the combined Non-Voting and Common Shares.

ELIGIBILITY FOR INVESTMENT

Eligibility of the Offered Shares issued to holders to whom any of the following statutes apply is, in certain cases, governed by criteria which such holders are required to establish as policies or guidelines, and in certain cases, file, pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards, general investment provisions and restrictions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
An Act respecting insurance (Québec) (in respect of insurers other than guarantee funds)
Supplemental Pension Plans Act (Québec)
An Act respecting trust companies and savings companies (Québec) (in respect of savings companies investing their own funds and trust companies investing their own funds and deposits received by them)

In the opinion of Blake, Cassels & Graydon LLP and Davies Ward Phillips & Vineberg LLP, the Offered Shares will be, as at the date of issue, qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, the "Plans") and registered education savings plans. In the opinion of such counsel, the Offered Shares will not constitute foreign property for Plans and other persons subject to tax under Part XI of the Tax Act, and will not be a prohibited investment for a registered pension plan under the Tax Act.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENT HOLDERS

The following summarizes the principal Canadian federal income tax considerations generally applicable to a person (a "US Holder") who acquires Non-Voting Shares under this Offering and who, for purposes of the Tax Act and the *Canada-United States Income Tax Convention* (1980) (the "Treaty"), at all relevant times is resident in the United States and is neither resident nor deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds such Non-Voting Shares as capital property, and does not use or hold, and is not deemed to use or hold, the Non-Voting Shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a US Holder that is a financial institution (as defined in the Tax Act), or is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Treaty, the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, and on the current published administrative practices of the Canada Customs and Revenue Agency.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account the tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representation with respect to the Canadian federal income tax consequences to any particular holder is made. Consequently, US Holders of Non-Voting Shares should consult their own tax advisors with respect to the income tax consequences to them having regard to their particular circumstances.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by the Company to a US Holder who is the beneficial owner of such dividends are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a US Holder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a US Holder that is a corporation that beneficially owns at least 10% of the voting shares of the Company).

Disposition of Non-Voting Shares

A US Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition or deemed disposition of Non-Voting Shares unless the Non-Voting Shares constitute or are deemed to constitute "taxable Canadian property" (as defined in the Tax Act) (other than treaty-protected property, as defined in the Tax Act) at the time of such disposition. Shares of a corporation resident in Canada that are listed on a prescribed stock exchange for purposes of the Tax Act (such as the TSX) will be "taxable Canadian property" under the Tax Act if, any time during the five-year period immediately preceding the disposition or deemed disposition of the share, the non-resident, persons with whom the non-resident did not deal at arm's length, or the non-resident together with such persons, owned 25% or more of the issued shares of any class or series of shares of the corporation that issued the shares. For this purpose, a person is considered to own any shares in respect of which the person has or had an option or other interest therein. Provided they are listed on a prescribed stock exchange for purposes of the Tax Act, Non-Voting Shares acquired by a US Holder generally will not be taxable Canadian property to a US Holder unless the foregoing 25% ownership threshold applies to the US Holder. Even if the Non-Voting Shares are taxable Canadian property to a US Holder, they generally will be treaty-protected property if the value of such shares at the time of disposition is not derived principally from real property situated in Canada. Consequently, any gain realized by a US Holder upon a disposition of Non-Voting Shares generally will be exempt from tax under the Tax Act.

PLAN OF DISTRIBUTION

The Underwriters and the Company have entered into an underwriting agreement dated September 16, 2002 (the "Underwriting Agreement") for the sale of the Offered Shares in Canada and, through their United States affiliates, in the United States.

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on September 19, 2002 or such later date as may be agreed upon, but in any event, not later than September 30, 2002 (the "Closing Date"), all but not less than all of the Offered Shares at a price of $9.85 per Offered Share, against delivery of certificates representing such shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Company has agreed to pay the Underwriters a fee of $0.394 per Offered Share for their services in connection with the distribution of the Offered Shares.

The obligations of the Underwriters under the Underwriting Agreement may be terminated in their discretion on the basis of their assessment of the state of the financial markets and also upon the occurrence of certain stated events. The Underwriters, however, will take up and pay for all of the Offered Shares if any of such Offered Shares are purchased under the Underwriting Agreement.

This Offering is being made concurrently in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Underwriters may offer the Offered Shares outside the United States and Canada. No sales will be effected in any province of Canada by any Underwriter not duly registered as a securities dealer under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province.

The Company has agreed that it shall not for a period of 90 days after the Closing Date, without the prior written consent of TDSI, which consent is not to be unreasonably withheld, issue Non-Voting Shares, common shares or preferred shares of TELUS (collectively, "Equity Shares") or securities convertible into or exercisable or exchangeable into Equity Shares other than: (i) the issuance of Non-Voting Shares upon conversion, redemption, repayment or repurchase of outstanding 6.75% convertible debentures; (ii) the issuance of Equity Shares in connection with the exercise of outstanding warrants and options, including options under the employee share option plans; (iii) the

grant of options to directors, officers and employees of the Company and its subsidiaries in the ordinary course of business and in a manner consistent with current practices; (iv) the issuance of Equity Shares under TELUS' employee share purchase plans; (v) the issuance of Equity Shares under TELUS' dividend reinvestment plan; (vi) the issuance of Equity Shares under the TELUS Channel Stock Incentive Plan; (vii) the issuance of Equity Shares to Verizon and its affiliates upon exercise by them of their anti-dilution rights; and (viii) any issuance pursuant to an acquisition, merger, consolidation or amalgamation transaction involving the Company and any corporation or corporations acting at arm's length (as such term is used in the Tax Act) to the Company.

The Offered Shares are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

The Underwriters may not, throughout the period of distribution, bid for or purchase Non-Voting Shares. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Non-Voting Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the United States *Securities Act of 1933*, as amended, and Canadian provincial securities legislation.

Each of TDSI, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., J.P. Morgan Securities Canada Inc. and National Bank Financial Inc. is an affiliate of a bank which is a lender under the Credit Facility described under "Use of Proceeds", and a party to cross-currency swaps with an aggregate notional principal amount of approximately $4 billion. As a result, the Company may be considered a "connected issuer" of each of the Underwriters for the purposes of certain applicable securities legislation. The Company has utilized the Credit Facility to finance the repurchase of a portion of its publicly held notes; the Company intends to repay these borrowings under the Credit Facility with proceeds of this Offering. See "Recent Developments — Note Repurchase" and "Use of Proceeds".

TELUS is and has been in compliance with the terms of the Credit Facility. Neither the lenders under the Credit Facility nor the Underwriters were involved in the Company's initial decision to distribute the Non-Voting Shares offered hereby. The Underwriters negotiated the terms and conditions of the Offering and will not benefit in any manner from the Offering other than the payment of their fee as described above.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The Auditors for the Company are Deloitte & Touche LLP, Chartered Accountants, 2100 — 1055 Dunsmuir Street, 4 Bentall Centre, Vancouver, British Columbia, V7X 1P4. Prior to June 3, 2002, the auditors of TELUS were Andersen. See "Documents Incorporated by Reference".

The registrar and transfer agent for the Non-Voting Shares is Computershare Trust Company of Canada at its principal office in the City of Calgary.

CERTIFICATE OF TELUS CORPORATION

Dated: September 16, 2002

The short form prospectus dated May 22, 2001, together with the documents incorporated therein by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by such prospectus and this prospectus supplement as required by the securities legislation of all of the provinces of Canada, and for the purposes of the *Securities Act* (Québec) and regulations thereunder, the short form prospectus dated May 22, 2001, together with the documents incorporated therein by reference, as supplemented by the foregoing, does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) DARREN ENTWISTLE
President and Chief Executive Officer

(Signed) ROBERT G. MCFARLANE
Executive Vice-President
and Chief Financial Officer

On behalf of the Board of Directors:

(Signed) BRIAN A. CANFIELD
Director

(Signed) IAIN J. HARRIS
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: September 16, 2002

To the best of our knowledge, information and belief, the short form prospectus dated May 22, 2001, together with the documents incorporated therein by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by such prospectus and this prospectus supplement as required by the securities legislation of all of the provinces of Canada and, for the purposes of the *Securities Act* (Québec) and regulations thereunder, the short form prospectus dated May 22, 2001, together with the documents incorporated therein by reference, as supplemented by the foregoing, does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

TD SECURITIES INC.

By: (Signed) PATRICK B. MENELEY

BMO NESBITT BURNS INC.

By: (Signed) WILLIAM E. BUTT

RBC DOMINION SECURITIES INC.

By: (Signed) NEIL M. SELFE

CIBC WORLD MARKETS INC.

By: (Signed) KEVIN W. DALTON

SCOTIA CAPITAL INC.

By: (Signed) SHUBO S. RAKHIT

J.P. MORGAN SECURITIES CANADA INC.

By: (Signed) KENNETH R. KNOWLES

NATIONAL BANK FINANCIAL INC.

By: (Signed) SCOT A. MARTIN

CANACCORD CAPITAL CORPORATION

By: (Signed) STEPHEN MULLIE

RAYMOND JAMES LTD.

By: (Signed) IAN G. MACKAY

Short Form Base Shelf Prospectus dated May 22, 2001

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

New Issue

TELUS®

TELUS Corporation

$10,000,000,000

Debt Securities
Preferred Shares
Non-Voting Shares
Common Shares

TELUS Corporation (''TELUS'' or the ''Company'') may offer and issue from time to time, debt securities (the ''Debt Securities'') and Preferred Shares, Non-Voting Shares and Common Shares (''Equity Securities'') (and, together with the Debt Securities, the ''Securities'') of up to $10,000,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period that this short form shelf prospectus, including any amendments thereto, is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a ''Prospectus Supplement'').

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; and (ii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Equity Securities being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this short form prospectus from time to time, Debt Securities denominated in, and Equity Securities denominated or issued in, a currency (the ''Securities Currency'') other than Canadian dollars will be translated into Canadian dollars at the date of issue of such Securities using the spot wholesale transactions buying rate of the Bank of Canada for the purchase of Canadian dollars with the Securities Currency in effect as of noon (Toronto time) on the date of issue of such Securities.

This short form shelf prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the sale of such issue and the compensation of any such underwriters, dealers or agents. TELUS Common Shares and Non-Voting Shares are listed on The Toronto Stock Exchange under the symbols ''T'' and ''T.A.'', respectively, and TELUS Non-Voting Shares are also listed on the New York Stock Exchange under the symbol ''TU''. Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will not be listed on any securities exchange. The offering is subject to approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP, Toronto, Ontario and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

TABLE OF CONTENTS

Unless the context otherwise indicates, references in this short form prospectus to ''TELUS'' or the ''Company'' are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President and Corporate Secretary of TELUS Corporation, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7 (telephone (604) 432-4212). For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President and Corporate Secretary of the Company at the above-mentioned address and telephone number.*

The following documents of the Company, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Company dated May 2, 2001;

(b) Management's Discussion and Analysis of financial results for the year ended December 31, 2000 found at pages 42 to 60 of the TELUS 2000 Annual Report;

(c) the restated audited consolidated financial statements as at and for the years ended December 31, 2000 and 1999 and the report of the auditors thereon filed on SEDAR on May 22, 2001;

(d) the Information Circular dated as of March 16, 2001, prepared in connection with the Company's annual and special meeting held on May 2, 2001, except the sections entitled ''Corporate Governance'', ''Composition of the Compensation Committee'', ''Report on Executive Compensation'', ''Performance Graph'' and ''Appendix A'';

(e) the interim unaudited consolidated financial statements as at and for the period ended March 31, 2001 contained in the First Quarter Financial Report, 2001;

(f) Management's Discussion and Analysis of financial results for the period ended March 31, 2001; and

(g) the audited consolidated financial statements of Clearnet Communications Inc. (''Clearnet'') as at December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997, and the Reports to Shareholders of Clearnet for the first, second and third quarters of 2000 consisting of the interim unaudited consolidated financial statements as at and for the periods ended March 31, June 30 and September 30, 2000.

Any documents of the types referred to above and any material change reports (excluding confidential reports) filed by the Company pursuant to the requirements of applicable securities legislation after the date of this prospectus and prior to the completion or withdrawal of this offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company, with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this short form prospectus for purposes of further offers and sales of Securities hereunder.

REFERENCE TO CURRENCY

Unless the context otherwise requires, all references herein to currency are references to Canadian dollars. For Securities issued in other than Canadian currency, potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations. On May 18, 2001 the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 Canadian = $0.6524 U.S.

TELUS CORPORATION

Corporate Organization

TELUS was incorporated under the *Company Act* (British Columbia) (the ''BC Company Act'') on October 26, 1998 under the name BCT.TELUS Communications Inc. (''BCT''). On January 31, 1999, pursuant to a court-approved plan of arrangement under the *Canada Business Corporations Act* (''CBCA'') involving BCT, BC TELECOM Inc. (''BC TELECOM'') and TELUS Corporation, BCT acquired all of the shares of each of BC TELECOM and TELUS in exchange for Common Shares and Non-Voting shares of BCT and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to ''TELUS Corporation''. TELUS maintains its registered office at 21st Floor, 3777 Kingsway, Burnaby, British Columbia.

TELUS is a leading Canadian telecommunications provider whose subsidiaries provide a full range of communication products and services. Following the acquisition of Clearnet in October 2000 and an internal review of alternative operating structures, TELUS reorganized its operations on January 1, 2001, to enhance its ability to proactively deliver services to its customers on a timely, coordinated and integrated basis. TELUS provides its communications services through two business segments, TELUS Mobility and TELUS Communications.

The following chart sets out each subsidiary of TELUS, the total assets of which constitute more than 10% of the consolidated assets of TELUS as at December 31, 2000 or the sales and operating revenues of which exceed 10% of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2000 and certain other subsidiaries of TELUS. TELUS Communications Inc. is the most significant subsidiary of TELUS and is the only subsidiary which had sales and operating revenues for the year ended December 31, 2000 in excess of 10% of the consolidated sales and operating revenues of TELUS for that year. Except as otherwise noted, each of such subsidiaries is wholly-owned.


TELUS CORPORATION
(Company Act (British Columbia))
70% Common Shares
Clearnet Communications Inc. (CBCA)
TELUS Communications Inc. (CBCA)
TELUS Quebec Inc. (Company Act (Quebec))
Clearnet PCS Inc. (CBCA)
Clearnet Inc. (CBCA)
TELUS Communications (Quebec) Inc. (Company Act (Quebec))
3817873 Canada Inc. (CBCA)
Clearnet Company Ontario Partnership

TELUS is engaged in a number of transactions intended to simplify its legal structure in order to have that structure more closely reflect the organization of its business segments.

Acquisition of Clearnet

On October 20, 2000, TELUS acquired 95% of the outstanding shares of Clearnet pursuant to a take-over bid. Details of the acquisition are included under the heading "Acquisition of Clearnet" in the Annual Information Form of TELUS dated May 2, 2001 incorporated by reference herein.

USE OF PROCEEDS

Except as may otherwise be set forth in a Prospectus Supplement, the net proceeds to be received by the Company from the issue and sale from time to time of Securities will be added to the general funds of the Company to be used to

repay existing indebtedness of TELUS, to fund capital expenditures and for other general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

EARNINGS COVERAGES

The earnings coverages set forth below do not give *pro forma* effect to any offering of Securities or any change in indebtedness not reflected in the financial statements of the Company for the twelve month periods ended December 31, 2000 and March 31, 2001. The ratio for the twelve month period ended March 31, 2001 is based on unaudited financial information.

For the twelve months ended December 31, 2000 and March 31, 2001, the Company's consolidated earnings before income taxes and gross interest expense was $1,156.8 million and $693.4 million, respectively. Gross annual interest expense for these periods was $199.7 million and $233.7 million, respectively. The following coverages were calculated on a consolidated basis for the twelve month periods ended December 31, 2000 and March 31, 2001:

	December 31, 2000	March 31, 2001
Earnings coverage on long-term debt obligations	5.8	3.0

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement will be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Debt Securities.

Debt Securities will be issued under an indenture to be dated the date hereof (the "Trust Indenture") between the Company and Montreal Trust Company of Canada (the "Trustee"). The following summary of certain provisions of the Trust Indenture does not purport to be complete and is qualified in its entirety by reference to the Trust Indenture. All capitalized terms are as defined in the Trust Indenture (unless otherwise defined herein).

General

The Trust Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. Specific terms and conditions which apply to such series will be set out in a supplement to the Trust Indenture. The Debt Securities will be direct, unconditional and, unless otherwise indicated in the relevant Prospectus Supplement, unsecured obligations of the Company. As of the date hereof, no Debt Securities are outstanding under the Trust Indenture.

The Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including, where applicable:

(i) the designation, aggregate principal amount and denominations of such Debt Securities;

(ii) the price at which such Debt Securities will be issued or whether such Debt Securities will be issued on a non-fixed price basis;

(iii) the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of such Debt Securities to be payable upon declaration of an acceleration of maturity;

(iv) the currency or currencies in which such Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, such Debt Securities will be payable, whether the holder of any such Debt Securities or the Company may elect the currency in which payments thereon are to be made and if so, the manner of such election;

(v) whether the Debt Securities of such series are interest bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any;

(vi) the date from which interest on such Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

(vii) the dates on which and the price or prices at which such Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

(viii) any special provisions for the payment of additional interest with respect to such Debt Securities;

(ix) any additional covenants included for the benefit of holders of such Debt Securities;

(x) the general terms or provisions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

(xi) any additional events of default provided with respect to such Debt Securities;

(xii) any exchange on which Debt Securities of a series will be listed;

(xiii) terms for any conversion or exchange into other securities;

(xiv) subordination terms, if any, of the Debt Securities of such series;

(xv) any special tax implications of or any special tax provision, or indemnities relating to Debt Securities of such series; and

(xvi) any other terms of such Debt Securities.

Payment

Unless otherwise specified in the applicable Prospectus Supplement, payment of principal of (and premium, if any) on Debt Securities will be made in the designated currency against surrender of such Debt Securities at the office of the Trustee in Toronto. Unless otherwise indicated in the Prospectus Supplement related thereto, payment of any instalment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered immediately prior to the close of business on the record date for such interest by electronic funds transfer.

Negative Pledge

The Trust Indenture contains provisions to the effect that the Company will not, nor will it permit any Restricted Subsidiary (as defined below) to create or assume any Lien (as defined below) upon any present or future Principal Property (as defined below), or any Property which, together with any other Property subject to Liens in the same transaction or a series of related transactions, would in the aggregate constitute a Principal Property, of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined below) of the Company or a Restricted Subsidiary unless the Debt Securities, other than Debt Securities which by their terms do not have the benefit of the Negative Pledge (together with, if the Company shall so determine, any other Indebtedness of the Company or any Restricted Subsidiary ranking equally with the Debt Securities then existing or thereafter created), shall be concurrently secured equally and ratably with (or prior to) such other Indebtedness so long as such Lien is outstanding.

The restrictions set forth above shall not apply to certain permitted Liens, including:

(i) with respect to any series of Debt Securities, Liens existing on the Closing Date (as defined below) for such series;

(ii) Liens on any Property of any Person existing at the time such Person becomes a Restricted Subsidiary, or at the time such Person amalgamates or merges with the Company or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation or merger;

(iii) Liens on any Property existing at the time such Property is acquired by the Company or a Restricted Subsidiary, or Liens to secure the payment of all or any part of the purchase price of such Property upon the acquisition of such Property by the Company or a Restricted Subsidiary or to secure any Indebtedness

incurred prior to, at the time of, or within 270 days after, the later of the date of acquisition of such Property and the date such Property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Company or a Restricted Subsidiary of improvements to such acquired Property or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the Property subject to such Liens;

(iv) Liens securing any Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

(v) Liens on Property of the Company or a Restricted Subsidiary securing indebtedness or other obligations issued by Canada or the United States of America or any state or any department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

(vi) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in the foregoing clauses (i), (ii), (iii), (iv) and (v); provided, however, that such new Lien is limited to the Property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided, further, that the principal amount of Indebtedness secured by the prior Lien immediately prior to such extension, renewal or replacement is not increased;

(vii) any other Liens not otherwise qualifying as a permitted Lien provided that, at the applicable time, the aggregate principal amount of the Indebtedness secured by all such other Liens, when added to the Attributable Debt determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions to which the Company or a Restricted Subsidiary is a party, does not exceed 15% of the then applicable Consolidated Net Tangible Assets; and

(viii) any other Liens identified in the Prospectus Supplement relating to the series of Debt Securities issued.

Limitation on Sale and Lease-Back Transactions

Neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction, except for:

(i) any Sale and Lease-Back Transaction in respect of which the Company or such Restricted Subsidiary would be entitled, in the manner described in "Negative Pledge" above (other than clause (vii)), to incur Indebtedness secured by a Lien on the applicable Principal Property at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Debt Securities; or

(ii) any Sale and Lease-Back Transaction that is not otherwise permitted under clause (i) above and in respect of which the Company or such Restricted Subsidiary would be entitled, in the manner described in clause (vii) of "Negative Pledge" above, to incur Indebtedness secured by a Lien on the applicable Principal Property at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Debt Securities (any Sale and Lease-Back Transaction entered into in compliance with this paragraph being an **"Unrestricted Sale and Lease-Back Transaction"**); or

(iii) any Sale and Lease-Back Transaction if the Company or such Restricted Subsidiary shall apply or cause to be applied, in the case of such sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of such sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back

Transaction, of Indebtedness of the Company (which may but need not include any Debt Securities) ranking on a parity with, or prior to, such Debt Securities and owing to a Person other than the Company or any Affiliate of the Company, or (y) the purchase, construction or improvement of real property or personal property used by the Company or its Restricted Subsidiaries in the ordinary course of business.

Modification of the Trust Indenture

With certain exceptions, the Trust Indenture, the rights and obligations of the Company and the rights of the holders of a particular series of Debt Securities may be modified by the Company with the consent of the holders of not less than a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting; but no such modification may be made which would (i) extend the fixed maturity of any Debt Security of such series, or reduce the principal amount thereof, or change the currency of payment thereof, or reduce the rate or extend the time of payment of interest thereon, or (ii) reduce the above-stated percentage of Debt Securities of such series, in each case without the consent of the holder of each Debt Security of such series so affected or the consent of 100% of the principal amount of such the Debt Securities of such series voted at a duly constituted meeting.

Events of Default

The Trust Indenture provides that any one or more of the following events shall constitute an event of default with respect to any series of Debt Securities thereunder: (i) a default in the payment of the principal of (or premium, if any, on) any Debt Securities of such series when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, or in any obligation to repurchase Debt Securities of such series when required pursuant to the Trust Indenture; (ii) a default in the payment of interest on any Debt Securities of such series when the same becomes due and payable, and such default continues for a period of 30 days; (iii) default in the performance of or breach of any other covenant or agreement of the Company with respect to such series under the Trust Indenture or the Debt Securities and such default or breach continues for a period of 60 days after written notice to the Company by the Trustee or the holders of 25% or more in aggregate principal amount of the outstanding Debt Securities of such series; (iv) any failure to pay when due or within any applicable grace period, any payment of Indebtedness of the Company or a Subsidiary in excess of US $75 million (or its equivalent in any other currency or currencies), or any default in respect of any Indebtedness of the Company or any Subsidiary having an aggregate principal amount exceeding US $75 million (or its equivalent in any other currency or currencies) after the expiration of any applicable grace period, if such default has resulted in such Indebtedness in excess of such aggregate principal amount becoming due prior to its stated maturity; (v) a distress, attachment, execution or other similar legal process for any amount exceeding US $75 million (or its equivalent in any other currency or currencies) is levied or enforced against any part of the Property of the Company or any Subsidiary and is not paid out, satisfied or withdrawn within 60 days of the date of such levy or enforcement; or (vi) certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary. The Company is required to file with the Trustee an annual officers' certificate as to the absence of certain defaults under the Trust Indenture.

The Trust Indenture provides that if an event of default (other than an event of default specified in clause (vi) above in relation to the Company) shall occur and be continuing with respect to a series of Debt Securities issued thereunder, the Trustee may in its discretion and shall upon request of the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series declare the principal of, together with accrued interest on, all Debt Securities of such series to be due and payable. In certain cases, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may on behalf of the holders of all such Debt Securities waive any past default or event of default and rescind and annul any such declaration and its consequences.

The Trust Indenture further provides that if an event of default specified in clause (vi) in relation to the Company occurs, the principal of and any accrued interest on the Debt Securities then outstanding shall become immediately due and payable; provided however that at any time after an automatic acceleration with respect to the Debt Securities has been made, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may, under certain circumstances, rescind and annul such acceleration and its consequences.

The Trust Indenture contains a provision entitling the Trustee, subject to its duty during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities of such series before proceeding to exercise any right or power under the Trust Indenture at the request of such holders. The Trust Indenture will provide that no holder of Debt Securities of any series may pursue a remedy with respect to the Trust Indenture except in the case of failure of the Trustee to act.

Defeasance

Defeasance of Certain Obligations

The Company may elect, with respect to any series of Debt Securities, either to be discharged from its obligations or to be released from its obligations to comply with the terms, provisions or conditions relating to the negative pledge, the restriction on Sale and Lease-Back Transactions, the restrictions on amalgamations described below, any other covenants or any event of default (other than a default in the payment of principal or interest under such series of Debt Securities). Following such election the Company will be so discharged, provided: (i) the Company has, at least 91 days prior to such discharge becoming effective, irrevocably deposited with the Trustee, as specific security pledged for, and dedicated solely to, the due payment and ultimate satisfaction of all of its obligations under the Trust Indenture with respect to the Debt Securities of the series affected, (a) funds in the currency or currencies in which such Debt Securities are payable, and/or (b) an amount of direct obligations of, or obligations the payment of principal of and interest, if any, on which are fully guaranteed by, the government that issued the currency or currencies in which Debt Securities of such series are payable, and that are not subject to prepayment, redemption or call, as will together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient (in the case of such obligations, through the payment of interest and principal thereunder) to pay (x) the principal of (and premium, if any) and interest on the outstanding Debt Securities of the particular series on their stated due dates or maturity, as the case may be, and (y) any mandatory prepayments on the day on which such prepayments are due and payable; (ii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the Debt Securities affected will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance in respect of the Company's obligations and will be subject to Canadian federal income tax on the same basis as if such defeasance had not occurred; (iii) such deposit will not result in a breach or violation of, or constitute a default under, the Trust Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (iv) no event of default with respect to the Debt Securities of such series or event that, with notice or lapse of time, would become such an event of default shall have occurred and be continuing on the date of such deposit; (v) if the Debt Securities affected are listed on any stock exchange or securities exchange, the Company shall have delivered to the Trustee an opinion of counsel to the effect that such deposit and defeasance will not cause such Debt Securities to be delisted; and (vi) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance have been satisfied.

Other Defeasance Arrangements

If so described in the Prospectus Supplement related to Debt Securities of a specific series, the Company may enter into certain other arrangements providing for the due payment and ultimate satisfaction of its obligations with respect to such series of Debt Securities by the deposit with the Trustee of funds or obligations of the type referred to under "— Defeasance of Certain Obligations". The Prospectus Supplement will more fully describe the provisions, if any, relating thereto.

Amalgamation, Consolidation, Conveyance, Transfer or Lease

The Trust Indenture provides that the Company will not consolidate, merge or amalgamate with any other Person or effect any conveyance, transfer or lease of its Property substantially as an entirety, unless, in such case: (i) the person formed by such consolidation or amalgamation or with which the Company is merged (or the Person that leases or that acquires by conveyance, sale or transfer the Property of the Company substantially as an entirety) (such corporation or Person being referred to as the "Successor Corporation") is a corporation organized and validly existing under the laws of Canada or any province thereof; (ii) the Successor Corporation shall expressly, by supplemental indenture, assume and become bound by the obligations of the Company under the terms of the Trust Indenture; (iii) after giving effect to such transaction no default or event of default shall have occurred and be continuing under the Trust Indenture

or in respect of the Debt Securities of any series; and (iv) the Successor Corporation delivers to the Trustee an officer's certificate and legal opinion confirming that the foregoing conditions have been met.

Governing Law

The Trust Indenture is governed by, and construed in accordance with, the laws of the Province of Ontario.

Certain Definitions

"**Affiliate**" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

"**Attributable Debt**" shall mean, in respect of a Sale and Lease-Back Transaction, at the time of determination, the Capital Lease Obligations under the Capital Lease resulting from such Sale and Lease-Back Transaction as reflected on the consolidated balance sheet of the Company. Attributable Debt may be reduced by the present value of the rental obligations, calculated on the same basis, that any sublessee has for all or part of the same property.

"**Capital Lease**" means a lease that is required to be capitalized for financial reporting purposes in accordance with Canadian generally accepted accounting principles.

"**Capital Lease Obligations**" means indebtedness represented by obligations under a Capital Lease. The amount of indebtedness will be the capitalized amount of the obligations determined in accordance with Canadian generally accepted accounting principles consistently applied.

"**Closing Date**" means the date on which the Debt Securities are issued.

"**Consolidated Net Tangible Assets**" of TELUS and its Subsidiaries means the consolidated total assets of TELUS and its subsidiaries as reflected in TELUS' most recent consolidated balance sheet preceding the date of determination prepared in accordance with Canadian generally accepted accounting principles consistently applied, less (a) current liabilities, excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt and Capital Lease Obligations, and (b) goodwill, tradenames, trademarks, patents, minority interests of others, unamortized debt discount and expense and other similar intangible assets, excluding any investments in permits, licenses and the subscriber base.

"**Indebtedness**" means, with respect to any Person, (without duplication) (a) any liability of such Person (1) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (2) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation arising in connection with the acquisition of any businesses, properties or assets of any kind, other than a trade payable or a current liability arising in the ordinary course of business), or (3) for the payment of Capital Lease Obligations; (b) any liability of others described in the preceding clause (a) that the Person has guaranteed or that is otherwise its legal liability; (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above; and (d) in the case of any Restricted Subsidiary, the aggregate amount at which any preference shares of such Restricted Subsidiary are redeemable or retractable at the option of the holder (excluding any such preference shares that are owned by the Company or any Restricted Subsidiary).

"**Lien**" means any mortgage, pledge, lien, security interest, charge or other encumbrance or preferential arrangement (including any conditional sale or other title retention agreement or lease in the nature thereof other than a title retention agreement in connection with the purchase of goods in the ordinary course of business which is outstanding for not more than 90 days).

"**Person**" means any natural person, corporation, firm, partnership, joint venture or other unincorporated association, trust, government or governmental authority and pronouns have a similar extended meaning.

"**Principal Property**" means at any time any Property which has a fair market value or a book value in excess of US$5.0 million (or its equivalent in any other currency or currencies).

"**Property**" means any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

"**Restricted Subsidiary**" means (a) TELUS Communications Inc. and (b) at any time any other Subsidiary of TELUS if at the end of the most recent fiscal quarter for which the Company has issued its financial statements, the total assets of such Subsidiary exceeds 10% of consolidated assets of TELUS and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied, provided that Restricted Subsidiary shall not include any Subsidiary that is principally engaged in the wireless business or TELUS Quebec Inc.

"**Sale and Lease-Back Transaction**" means any transaction or series of related transactions pursuant to which the Company or any Restricted Subsidiary sells or transfers any Principal Property, or any Property which together with any other Property subject to the same transaction or series of related transactions would in the aggregate constitute a Principal Property, of the Company or such Restricted Subsidiary to any Person and leases back such Principal Property (or other Properties) by way of a Capital Lease Obligation but does not include (a) any Sale and Lease-Back Transaction between the Company and its Restricted Subsidiaries or between Restricted Subsidiaries, or (b) any Sale and Lease-Back Transaction where the term of the lease back is less than three years.

"**Subsidiary**" means any company or other business entity which the Company owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interest, in each case having ordinary voting power to elect directors, managers or trustees of such company or other business entity (whether or not capital stock or other ownership interest or any other class or classes shall or might have voting power upon the occurrence of any contingency).

DESCRIPTION OF SHARE CAPITAL

General

The following sets forth the terms and provisions of the existing capital of the Company. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement. The Company is authorized under its Memorandum to issue up to 1,000,000,000 shares of each class of First Preferred Shares, Second Preferred Shares, Non-Voting Shares or Common Shares. Certain of the rights and attributes of each class are described below.

First Preferred Shares

Shares Issuable in Series

The First Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.

Priority

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Second Preferred Shares and the Common Shares and Non-Voting Shares and over any other shares ranking junior to the First Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as required by law, holders of the First Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than 75% of the First

Preferred Shares then outstanding, or passed by an affirmative vote of at least 75% of the votes cast at a meeting of the holders of the First Preferred Shares duly called for that purpose.

Second Preferred Shares

Shares Issuable in Series

The Second Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.

Priority

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the First Preferred Shares, be entitled to a preference over the Common Shares and the Non-Voting Shares of the Company and over any other shares ranking junior to the Second Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as required by law, holders of the Second Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the Second Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than 75% of the Second Preferred Shares then outstanding, or passed by an affirmative vote of at least 75% of the votes cast at a meeting of the holders of the Second Preferred Shares duly called for that purpose.

Common Shares and Non-Voting Shares

Priority

The holders of Common Shares and Non-Voting Shares shall be entitled to participate equally with each other as to dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies properly applicable to the payment of dividends, in amounts per share and at the same time on all such Common Shares and Non-Voting Shares at the time outstanding as the Board of Directors of the Company may from time to time determine. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the Common Shares and Non-Voting Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution or winding-up or distribution, shall be paid and distributed equally, share for share, to the holders of the Common Shares and the Non-Voting Shares, without preference or distinction.

Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or any other series of shares of such other class of shares) and to vote at all such general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. The holders of Non-Voting Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than at separate

meetings of the holders of shares of any other class of shares of the Company or of shares of any other series of shares of any such other class of shares other than the Common Shares) and shall be entitled to receive all notices of meetings, information circulars and other written information from the Company that the holders of Common Shares are entitled to receive from the Company but not to vote at such general meetings, unless otherwise required by law.

Anti-Dilution

Neither the Common Shares nor the Non-Voting Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Non-Voting Share Conversion Rights

In the event an offer is made to purchase Common Shares that (i) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, be made to all or substantially all of the holders of Common Shares who are in a province of Canada to which the requirement applies, and (ii) is not made concurrently with an offer to purchase Non-Voting Shares that is identical to the offer to purchase Common Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror (as defined in the articles of the Company), and in all other material respects, and that has no condition attached thereto other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Common Shares, then each outstanding Non-Voting Share shall be convertible into one fully paid and non-assessable Common Share at the option of the holder thereof exercisable during the period commencing on the eighth day after the date on which the offer to purchase Common Shares was made or deemed to be made and expiring on the expiry date of such offer.

If the Canadian Telecommunication Common Carrier Ownership and Control Regulations made pursuant to the *Telecommunications Act* (Canada) (the ''Telecommunications Regulations'') are changed so that there is no restriction on any non-Canadians (as defined in the Telecommunications Regulations) holding Common Shares of the Company, a holder of one or more Non-Voting Shares shall have the right, at his or her option, at any time after the date of change of the Telecommunications Regulations and prior to the closing of business 90 days thereafter (the ''Regulatory Conversion Period'') to convert any one or more of such Non-Voting Shares into Common Shares on a one-for-one basis. If the Telecommunications Regulations are changed so that there is no restriction on any non-Canadians (as defined in the Telecommunications Regulations) holding Common Shares in the Company and following the Regulatory Conversion Period there are Non-Voting Shares still outstanding, all holders of Non-Voting Shares shall be deemed to have exercised their right to convert the Non-Voting Shares held by them into Common Shares upon receipt by all of the holders of written notice by the Company stating that the Company is requiring all holders to convert their Non-Voting Shares to Common Shares on the date specified in such notice.

Common Share Conversion Right

The Company shall provide notice to each holder of Common Shares at least 10 days before the record date in respect of each general meeting of shareholders of the Company at which the holders of the Non-Voting Shares will be entitled to vote as a class. In such event and to the extent that, after taking into account the conversion, the class of persons, each of whom is a non-Canadian as defined in the Telecommunications Regulations, (the ''Constrained Class'') would continue to hold no more than the maximum number of Common Shares that may be owned and controlled by persons in the Constrained Class in accordance with the Telecommunications Regulations so that, when added to all other voting shares (as defined in the Telecommunications Regulations) owned or controlled by the Constrained Class, the Company will be and will continue to be a ''qualified corporation'' as defined in the Telecommunications Regulations, each outstanding Common Share shall be convertible into one Non-Voting Share on a one-for-one basis.

Ownership and Voting Restrictions

Non-Canadian shareholders shall not beneficially own or control, other than by way of security only, more than 33⅓% (or such other percentage as may then be prescribed by the Telecommunications Regulations as the percentage of voting shares that may be beneficially owned or controlled, other than by Canadians, in order for a Corporation to be

a ''qualified corporation'' as defined in the Telecommunications Regulations, provided that if no such percentage is prescribed the relevant percentage shall be deemed to be 100%) (the ''Restricted Percentage'') of the issued and outstanding Common Shares of the Company (the ''Non-Canadian Share Constraint''). In the event that it appears from the central securities register of the Company that, or in the event of a Directors' determination that there is a contravention of the Non-Canadian Share Constraint: (a) the Company may pursuant to a Directors' determination make a public announcement, whether by press release, newspaper advertisements or otherwise, reasonably expected to inform the markets in which voting shares are traded of the contravention; and (b) the Company may refuse to (i) accept any subscription for voting shares from any non-Canadian, (ii) issue any voting shares to any non-Canadian, (iii) register or otherwise recognize the transfer of any voting shares from any Canadian to any non-Canadian, or (iv) purchase or otherwise acquire any voting shares, except as provided in the articles of the Company.

In the event of a Directors' determination (as provided for in the articles of the Company) that there is a contravention of the Non-Canadian Share Constraint and that to do so would be practicable and would not be unfairly prejudicial to, and would not unfairly disregard the interests of, persons beneficially owning or controlling voting shares who are non-Canadians, the Company shall send a disposition notice to the registered holders of such of those voting shares as shall be chosen on the basis of inverse order of registration of all non-Canadians. The Company may, by Directors' determination, suspend all rights of a shareholder to vote that would otherwise be attached to any voting shares beneficially owned, or controlled, by non-Canadians so that the proportion of the voting shares beneficially owned, or controlled, or considered by the Telecommunications Regulations to be beneficially owned, or controlled, by non-Canadians and with respect to which voting rights are not suspended is reduced to not more than the Restricted Percentage of the total issued and outstanding voting shares of the Company. Any disposition notice required to be sent to a registered holder of shares pursuant to the foregoing shall, among other things: (a) specify a date, which shall not be less than 60 days, after the date of the disposition notice, by which the excess voting shares are to be sold or otherwise disposed of or, if the Directors determine it to be in the interest of the Company to permit a conversion, converted into Non-Voting Shares; and (b) state that unless (i) the registered holder either sells or otherwise disposes of or converts the excess voting shares into Non-Voting Shares by the date specified in the disposition notice on a basis that does not result in any contravention of the Non-Canadian Share Constraint and provides to the Company written evidence satisfactory to the Company of such sale, other disposition or conversion, or (ii) provides written evidence satisfactory to the Company that no such sale, other disposition or conversion of excess voting shares is required, such default shall result in the consequence of suspension of voting rights and may result in a consequence of sale or conversion or repurchase or redemption and the disposition notice shall specify in reasonable detail the nature and timing of those consequences.

DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the Trust Indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the Person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities

issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

ELIGIBILITY FOR INVESTMENT

Eligibility of the Securities offered hereby for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
An Act respecting insurance (Québec) (in respect of insurers other than guaranteed fund corporations, mutual associations and professional corporations)
Supplemental Pension Plans Act (Québec)
An Act respecting trust companies and savings companies (Québec) (in respect of savings companies investing their own funds and trust companies investing their own funds and deposits received by them)

RISK FACTORS

Prospective investors in the Securities should consider carefully the matters set forth in the section entitled "Risk Factors" in the AIF incorporated herein by reference. The major risk factors that could affect TELUS' business results include: increased competition; economic fluctuations; the availability of sufficient financing to permit TELUS to execute its plans; the availability of skilled employees; changing technology and regulatory developments.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In addition, the Company may offer Non-Voting Shares directly to its existing shareholders pursuant to its Dividend Reinvestment and Share Purchase Plan, the details of which will be set out in the applicable Prospectus Supplement.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters in connection with any offering hereunder will be passed upon by Blake, Cassels & Graydon LLP, Toronto, Ontario and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York for the Company. The partners and associates of such law firms as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contain a misrepresentation or are not delivered to the purchaser, but such remedies must be exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. A purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser. Rights and remedies also may be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE OF TELUS CORPORATION

Dated: May 22, 2001

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of all provinces of Canada and for the purposes of the *Securities Act* (Québec) and regulations thereunder, this short form prospectus, as supplemented by documents incorporated herein by reference, does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) DARREN ENTWISTLE
President and Chief Executive Officer

(Signed) ROBERT G. MCFARLANE
Executive Vice-President
and Chief Financial Officer

On behalf of the Board of Directors

(Signed) JOHN LACEY
Director

(Signed) PIERRE CHOQUETTE
Director

UNAUDITED PRO FORMA

CONSOLIDATED STATEMENT OF INCOME OF TELUS CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2000

COMPILATION REPORT

To the Directors of TELUS Corporation

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated statement of income for the year ended December 31, 2000 of TELUS Corporation which has been prepared in connection with the Company's Short Form Base Shelf Prospectus related to the offering of debt securities, preferred shares, non-voting shares and common shares. In our opinion, the unaudited pro forma consolidated statement of income has been properly compiled to give effect to the acquisition of Clearnet Communications Inc. as if it had occurred on January 1, 2000 from the assumptions described in the accompanying notes thereto.

ARTHUR ANDERSEN LLP
Vancouver, Canada
May 10, 2001

TELUS CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2000

(unaudited) (millions)

	TELUS Corporation (Audited)	Clearnet (Unaudited) January 1 to October 19, 2000	Combined	Pro Forma Adjustments (Note 2)	Pro Forma Consolidated
Operating Revenues					
Mobility	$1,257.0	$ 417.5	$1,674.5	$ —	$1,674.5
Communications	5,176.2	—	5,176.2		5,176.2
	6,433.2	417.5	6,850.7	—	6,850.7
Operating Expenses					
Mobility	895.2	558.0	1,453.2	—	1,453.2
Communications	3,073.2	—	3,073.2	—	3,073.2
	3,968.4	558.0	4,526.4	—	4,526.4
EBITDA*					
Mobility	361.8	(140.5)	221.3	—	221.3
Communications	2,103.0	—	2,103.0	—	2,103.0
	2,464.8	(140.5)	2,324.3	—	2,324.3
Depreciation and amortization	1,187.9	192.2	1,380.1	53.5	1,433.6
Operating Income (Loss)	1,276.9	(332.7)	944.2	(53.5)	890.7
Other income (expense), net	30.1	(4.2)	25.9	—	25.9
Financing costs	316.9	201.3	518.2	117.2	635.4
Non-recurring refinancing charge	—	—	—	94.3	94.3
Income (Loss) Before Income Taxes and Non-controlling Interest	990.1	(538.2)	451.9	(265.0)	186.9
Income taxes	496.1	2.7	498.8	(371.4)	127.4
Income (Loss) Before Non-controlling Interest	494.0	(540.9)	(46.9)	106.4	59.5
Non-controlling interest	8.7	—	8.7	—	8.7
Income (Loss) Before Goodwill Amortization	485.3	(540.9)	(55.6)	106.4	50.8
Goodwill amortization	24.3	—	24.3	129.3	153.6
Net Income (Loss)	461.0	(540.9)	(79.9)	(22.9)	(102.8)
Interest on convertible debentures	1.5	4.2	5.7	(1.9)	3.8
Preference and preferred share dividends	3.5	—	3.5	—	3.5
Common and Non-Voting Share Income (Loss)	$ 456.0	$(545.1)	$ (89.1)	$ (21.0)	$ (110.1)
Earnings (Loss) per Share($)					
Income before amortization of acquired intangible assets, non-recurring refinancing charge, revaluation of future income tax assets and amortization of goodwill	$ 2.31				$ 0.80
Income before goodwill amortization	$ 1.94				$ 0.15
Common and non-voting share income (loss)	$ 1.85				$ (0.38)
Average Common and Non-Voting Shares Outstanding (millions)	247.0				288.4

* EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization.

TELUS CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME

December 31, 2000
(Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of income for TELUS Corporation has been prepared in accordance with generally accepted accounting principles and is based on:

- the consolidated statement of income of TELUS Corporation ("TELUS") for the year ended December 31, 2000 as contained in the Company's 2000 audited consolidated financial statements; and

- the unaudited consolidated statement of income of Clearnet Communications Inc. ("Clearnet") for the period from January 1, 2000 to October 19, 2000.

The unaudited pro forma consolidated statement of income is not necessarily indicative of the results that actually would have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. No attempt has been made to harmonize accounting policies between the two companies.

2. ASSUMPTIONS AND ADJUSTMENTS

The pro forma consolidated statement of income has been prepared as if the acquisition of Clearnet had occurred on January 1, 2000. The significant assumptions and adjustments are as follows:

(a) Depreciation and amortization has been increased $53.5 million reflecting the additional depreciation and amortization expense arising from the allocation of fair values to the acquired capital and intangible assets in recording the purchase of Clearnet.

(b) Financing costs have increased by:

- $117.2 million for additional interest expense on the debt incurred to finance the purchase, and

- $94.3 million for amortization of the financing charges associated with the issuance of the debt.

(c) Income taxes have been adjusted to reflect the recording of a future income tax benefit on Clearnet's loss, as well as a reduction in taxes associated with the increased financing costs.

(d) Amortization of goodwill has been increased by $129.3 million reflecting a full year's amortization of the goodwill acquired on the acquisition of Clearnet.

(e) Earnings (loss) per share have been recalculated as if the non-voting shares issued in connection with the acquisition of Clearnet had been issued on January 1, 2000.

TELUS CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME (Continued)

December 31, 2000

3. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The pro forma consolidated statement of income has been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ in certain material respects from those generally accepted in the United States. For a description of the nature of these differences refer to Note 20 of the audited consolidated financial statements of TELUS Corporation for the year ended December 31, 2000. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported pro forma consolidated net income (loss) of the Company for the year ended December 31, 2000:

(unaudited) (millions except per share amounts)	TELUS Corporation (Audited)	Clearnet (Unaudited) January 1, to October 19, 2000	Combined	Pro Forma Adjustments	Pro Forma Consolidated
Net income (loss) in accordance with Canadian GAAP	$461.0	$(540.9)	$(79.9)	$(22.9)	$(102.8)
Adjustments, net of tax:					
Decrease in depreciation expense	19.3	—	19.3	—	19.3
Decrease in interest expense	23.3	—	23.3	—	23.3
Amortization of intangible assets	(64.6)	—	(64.6)	—	(64.6)
Goodwill amortization	(20.2)	—	(20.2)	—	(20.2)
Asset impairment — decrease in depreciation	40.0	—	40.0	—	40.0
Change in future employee benefits	(9.1)	—	(9.1)	—	(9.1)
Amortization of additional goodwill — Clearnet Purchase	(1.4)	—	(1.4)	—	(1.4)
Interest on convertible debentures	(1.5)	(4.2)	(5.7)	1.9	(3.8)
Foreign exchange	(0.9)	(21.1)	(22.0)	9.5	(12.5)
Revaluation of future income tax assets	66.3	—	66.3	—	66.3
Net income (loss) in accordance with U.S. GAAP	$512.2	$(566.2)	$(54.0)	$(11.5)	$ (65.5)
Earnings (loss) per share under U.S. GAAP (basic and diluted)	$ 2.07				$ (0.23)

TELUS®

BOWNE
PRINTED IN CANADA
T07872